United States
                              Securities and Exchange Commission
                                    Washington, D.C. 20549


                                        SCHEDULE 13D

                          Under the Securities Exchange Act of 1934
                                      (Amendment No.   )

                          National Atlantic Holdings Corporation
                                      (Name of Issuer)


                                         Common Stock
                               (Title of Class of Securities)


                                         63253Y-10-7
                                       (CUSIP Number)



                                  The Commerce Group, Inc.
                                       211 Main Street
                                      Webster, MA 01570
                                       (508) 943-9000
                        (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications)



                                      September 15, 2006
                   (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240. Rule 13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box:    [ X ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














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CUSIP No.: 63253Y-10-7                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No.
                                            SEPTEMBER 15, 2006




1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Commerce Group Inc.
         ID# 04-2599931

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [  ]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                      [WC]

5        CHECK IF DISCLOSURE OF LEGAL                         [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Massachusetts

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER                             923,584
8.       SHARED VOTING POWER                                 0
9.       SOLE DISPOSITIVE POWER                        923,584
10.      SHARED DISPOSITIVE POWER                            0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         923,584

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.2%

14.      TYPE OF REPORTING PERSON
         [HC]















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CUSIP No.: 63253Y-10-7                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No.
                                            SEPTEMBER 15, 2006





ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the common stock, $0.01 par value (the "Shares"), of National Atlantic Holdings Corporation (the "Issuer"), a corporation formed under the laws of New Jersey. The principal executive offices of the Issuer are located 4 Paragon Way, Freehold, NJ 07728.



ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (c) This Schedule 13D is being filed by The Commerce Group Inc. (the "Reporting Person" or "Commerce"), a corporation formed under the laws of Massachusetts. The Reporting Person is a corporation whose principal offices are located at 211 Main Street, Webster, MA 01570.

     (d) During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of the funds used by the Reporting Person to purchase shares listed in Item 5(a) was working capital.



ITEM 4.  PURPOSE OF TRANSACTION

     This statement amends the statement filed by Commerce on Schedule 13G with the Securities and Exchange Commission on February 13, 2006. The purpose of this statement is to report that Commerce is in the process of evaluating a potential transaction with the Issuer, including the possibility of entering into a business combination or other strategic transaction with the Issuer such as an acquisition. During the course of its evaluation, Commerce may consider and may discuss with and possibly propose to the Issuer additional purchases of Common Stock, sales of Common Stock or one or more of the items described in items (a) through (j) of Item 4 of Schedule 13D.




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CUSIP No.: 63253Y-10-7                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No.
                                            SEPTEMBER 15, 2006


ITEM 4.  PURPOSE OF TRANSACTION -continued


    Whether Commerce decides to pursue any action as described above will depend on its continuing assessment of pertinent factors, including without limitation the following: the results of its due diligence review of the Issuer; the Issuer's and Commerce's business and prospects; the outcome of discussions and negotiations between Commerce and the Issuer concerning the terms and conditions on which any potential transaction described above would take place, including, without limitation, the purchase price for the Issuer's common stock; other business and investment opportunities available to Commerce; general economic conditions; stock market and money market conditions; the attitude and actions of the management and Board of Directors of Commerce or the Issuer; the availability and nature of opportunities to dispose of Commerce's interest; and other plans and requirements of Commerce.

     Depending upon its assessment of these factors from time to time, Commerce may change its present intentions as stated above or dispose of some or all of the shares of Issuer's Common Stock held by it in the open market, in privately negotiated transactions, to third parties or otherwise, and may sell such shares to one or more purchasers. Although the foregoing represents the range of activities presently contemplated by Commerce with respect to the Issuer's Common Stock, the possible activities of Commerce are subject to change at any time.
     Except as set forth in this Item 4 and elsewhere in this Statement, Commerce does not have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D, and Commerce reserves the right to change its intentions with respect to any of the foregoing at any time without notice.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Issuer's reports with the Securities and Exchange Commission report that 11,259,100 Shares are outstanding. Based upon such number, the Reporting Person beneficially owns 8.2% of the Fund's outstanding Shares.

     (b) The Reporting Person is the beneficial owner (through its insurance subsidiaries as listed below) of 923,584 shares, over which it has sole power of disposition and voting. Such number of Shares represents approximately 8.2% of the outstanding Shares.

                                             Shares               Cost

   The Commerce Insurance Company           923,584          $10,090,024









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CUSIP No.: 63253Y-10-7                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No.
                                            SEPTEMBER 15, 2006


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER - continued


     (c) During the last six months, the Reporting Person has effected no transactions in the Common Stock of the Issuer.


     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

     (e) Not applicable.



ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    None.




                                          SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 15, 2006                        THE COMMERCE GROUP INC.







                                      /s/ John M. Meciak
                                          John M. Meciak
                                          Assistant Treasurer





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